FROM: ROBERT J. LOPATTO
RELEASE: UPON RECEIPT
PHONE: 717/829-8814

         PG ENERGY INC. (FORMERLY PENNSYLVANIA GAS AND WATER COMPANY)
                TO REPURCHASE ITS DEPOSITARY PREFERRED SHARES
                      AND 4.10% CUMULATIVE PREFERRED STOCK

   WILKES-BARRE, PA, March 11, 1996 -- PG Energy Inc., a Pennsylvania corporation (formerly Pennsylvania Gas and Water Company), announced today that it has commenced an offer to purchase any and all of its outstanding Depositary Preferred Shares, each representing a one-fourth interest in a share of its 9% Cumulative Preferred Stock, at a price of $27.00 per share, net to the seller in cash, and any and all of its outstanding shares of 4.10% Cumulative Preferred Stock at a price of $50.00 per share, net to the seller in cash. The offer begins today, March 11, 1996, and is subject to the terms and conditions described in the offering materials, which are being mailed to record holders of shares.

   The offer is one of the recapitalizations being undertaken in connection with the sale on February 16, 1996, by the Company of its regulated water operations and certain related assets. The Company believes that the offer and the other recapitalizations will have a positive effect on the Company's financial and capital ratios and credit rating. In addition, the repurchases of shares pursuant to the offer will adjust the Company's capital structure to a level more appropriate to the size and nature of its operations after the sale of the water operations. Finally, the offer will enable the Company to reduce its dividend requirements and annual administrative expenses in connection with servicing the accounts of holders of these shares. The offer will afford to stockholders the opportunity to sell shares without the usual transaction costs associated with open-market sales.

   The offer will expire at 5:00 p.m., New York City time, on Monday, April 8, 1996, unless extended. The offer is not conditioned upon any minimum number of shares being tendered.

   The Dealer Manager for the offer is Legg Mason Wood Walker, Incorporated. D.F. King & Co., Inc. is serving as the Information Agent.

   PG Energy provides natural gas to approximately 142,000 customers in ten counties in northeastern Pennsylvania.

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